03018698

** AA 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2003
WASH., D.C. 155

SEC FILE NUMBER
8- 48301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lake Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
24 Field Point Rd.
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick C. Lake 203-661-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

712 Fifth Avenue 9th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Frederick C. Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Capital Partners, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Stephanie E. Vallis
Notary Public My commission expires 8/31/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

LAKE CAPITAL PARTNERS, INC.

Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue, 9th Floor
New York, N.Y. 10019
Tel (212) 237-1900
Fax (212) 237-1920

Independent Auditor's Report

To the Stockholders of
Lake Capital Partners, Inc.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Lake Capital Partners, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Lake Capital Partners, Inc., as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Dalessio, Cascio & Company, LLC

New York, New York
February 6, 2003

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

LAKE CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	48,886
ACCOUNTS RECEIVABLE		21,041
MARKETABLE SECURITIES		15,300
PREPAID EXPENSES		3,867
TOTAL ASSETS	$	89,094

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	6,738
TOTAL LIABILITIES		6,738
STOCKHOLDERS' EQUITY:		
Common stock; $.01 par value; 20,000 shares authorized; 300 shares issued and outstanding		3
Additional paid-in capital		12,997
Retained earnings		69,356
TOTAL STOCKHOLDERS' EQUITY		82,356
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	89,094

The accompanying notes are an integral part of this financial statement.

LAKE CAPITAL PARTNERS, INC.

Notes to Financial Statement

1. ORGANIZATION AND BUSINESS

Lake Capital Partners, Inc. ("Lake Capital") was incorporated in the State of Connecticut on February 9, 1995. Lake Capital is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 1, 1995. Lake Capital's business activities are limited to the private placement of direct participation programs.

Lake Capital does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Placement agent fees are recorded on a trade-date basis.

Cash Equivalents

Lake Capital considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. MARKETABLE SECURITIES

In 2000, Lake Capital invested $15,300 for 600 shares of The NASDAQ Stock Market, Inc. ("NASDAQ") common stock and 600 warrants to acquire NASDAQ common stock. The securities are unregistered with restrictions on transferability. The investment in NASDAQ has been classified as available-for-sale securities, recorded at fair value at the balance sheet date. At December 31, 2002, the fair value of the Company's investment in NASDAQ approximated its cost. Changes in fair value will be excluded from earnings.

LAKE CAPITAL PARTNERS, INC.

Notes to Financial Statement, Continued

4. NET CAPITAL REQUIREMENT

Lake Capital is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that Lake Capital maintains minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, Lake Capital had net capital of $42,208 which exceeded the statutory requirements by $37,208. Lake Capital's ratio of aggregate indebtedness to net capital was .16 to 1 at December 31, 2002.

5. INCOME TAXES

Lake Capital is an S Corporation for Federal and State income tax purposes. Accordingly, the current taxable income of Lake Capital is taxable to its shareholders, who are responsible for the payment of Federal and State income taxes thereon.

6. RELATED PARTY TRANSACTIONS

Per an Expense Agreement between Lake Capital and Lake Partners, Inc. ("Lake Partners"), an entity under common ownership with Lake Capital, dated August 16, 1995, Lake Partners has agreed to pay all the general overhead expenses of Lake Capital except for expenses directly related to Lake Capital's broker-dealer activities, which expenses include but are not limited to: broker-dealer registration fees; Lake Capital's taxes, fidelity bonds; audit, legal and accounting; and travel, entertainment, printing and shipping expenses directed related to Lake Capital's broker-dealer activities. Effective January 1, 1997, the Expense Agreement was further amended to provide for a $2,000 per month reimbursement of general overhead costs borne by Lake Partners for office space, equipment and services provided by Lake Partners to Lake Capital.

In accordance with this amended agreement, Lake Capital is in no way obligated to repay Lake Partners for overhead expenses, but may repay Lake Partners at its sole discretion, provided that such repayment would not result in Lake Capital's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1.

For the year ended December 31, 2002, Lake Capital was charged $24,000 by Lake Partners pursuant to this agreement.

LAKE CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2002

COMPUTATION OF NET CAPITAL

NET CAPITAL

CREDITS:	
Stockholders' equity	$ 82,356
LESS: NON-ALLOWABLE ASSETS	
Accounts receivable	(21,041)
Prepaid expenses	(3,867)
	(24,908)
Add Back: Prepaid expense (NASD)	60
Net capital before haircut on security position	57,508
Haircut on security position	(15,300)
NET CAPITAL	$ 42,208

COMPUTATION OF MINIMUM NET CAPITAL

Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness of $6,738 or $5,000	$ 5,000
EXCESS NET CAPITAL	$ 37,208
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 6,738
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.16 to 1

LAKE CAPITAL PARTNERS, INC.

Other Information

December 31, 2002

1. Information relating to the possession or control requirements under SEC Rule 15c3-3.

   Lake Capital has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2002.

2. Reconciliation Pursuant to SEC Rule 17a-5(d)(4):

   There are no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in Lake Capital's unaudited December 31, 2002 Form X-17A-5 Part IIA filing.

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue, 9th Floor
New York, NY 10019
Tel (212) 237-1900
Fax (212) 237-1920

Report of Independent Auditor's on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lake Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lake Capital Partners, Inc., ("Lake Capital") for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Lake Capital (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Lake Capital: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because Lake Capital does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Lake Capital is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lake Capital has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Intelatrade.com, LLC

We have audited the accompanying statement of financial condition of Intelatrade.com, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Intelatrade.com, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 12, 2003

INTELATRADE.COM, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Receivable from clearing broker	$ 125,033
TOTAL ASSETS	$ 125,033

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Cash overdraft	$ 1,613
Accrued expenses and other liabilities	3,750
TOTAL LIABILITIES	5,363
MEMBERS' EQUITY	119,670
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 125,033

The accompanying notes are an integral part of this statement.

INTELATRADE.COM, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Intelatrade.com, LLC (the Company) was organized in the State of Connecticut in May 2000 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 2000. In this capacity, it executes both principal and agency transactions for its customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2002, the receivable from clearing broker reflected on the statement of financial condition included $125,033 due from this clearing broker which was substantially in cash

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis, in accordance with accounting principles generally accepted in the United States of America, while using the cash basis for income tax purposes.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

4. RELATED PARTY TRANSACTION

The Company leases office space from its managing member. Rent expense of $40,137 pertaining to this arrangement is included in the financial statements for the year ended December 31, 2002.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $119,597 which exceeded the minimum requirement of $5,000 by $114,597. The Company's net capital ratio was .04 to 1.

INTELATRADE.COM, LLC

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Intelatrade.com, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Intelatrade.com, LLC (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Intelatrade.com, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 12, 2003